SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 24)*
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer)
Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)
G20045202
(CUSIP Number)
Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G20045202	Page 2 of 13 Pages
1	NAMES OF REPORTING PERSONS

Time Warner Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
272,770,350 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
272,770,350 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
272,770,350 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.8%[1] (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 _____
1  Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on April 25, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 65.0% of the outstanding shares of CME Common Stock (See Item 5).  Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies (as defined and described below) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 45.4% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the Initial Proxies), based on the shares of Class A Common Stock outstanding as of April 23, 2018 and the Series A Convertible Preferred Stock (See Item 5).

SCHEDULE 13D

CUSIP No. G20045202	Page 3 of 13 Pages
1	NAMES OF REPORTING PERSONS

TW Media Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
272,770,350 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
272,770,350 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
272,770,350 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.8% [1] (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (See Item 2)

_______
1  Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on April 25, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 65.0% of the outstanding shares of CME Common Stock (See Item 5).  Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 45.4% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control, based on the shares of Class A Common Stock outstanding as of April 23, 2018 and the Series A Convertible Preferred Stock (See Item 5).

SCHEDULE 13D

CUSIP No. G20045202	Page 4 of 13 Pages
1	NAMES OF REPORTING PERSONS

Time Warner Media Holdings B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
272,770,350 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
272,770,350 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
272,770,350 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.8%[1] (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (See Item 2)

_______
1  Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on April 25, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 65.0% of the outstanding shares of CME Common Stock (See Item 5).  Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 45.4% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event, based on the shares of Class A Common Stock outstanding as of April 23, 2018 and the Series A Convertible Preferred Stock (See Item 5).

Item 1. Security and Issuer

This Amendment No. 24 to Schedule 13D ("Amendment No. 24") amends the Schedule 13D originally filed on April 1, 2009 (the "Original 13D"), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D, on March 28, 2014 by Amendment No. 14 to Schedule 13D, on May 7, 2014 by Amendment No. 15 to Schedule 13D, on November 20, 2014 by Amendment No. 16 to Schedule 13D, on October 7, 2015 by Amendment No. 17 to Schedule 13D, on November 17, 2015 by Amendment No. 18 to Schedule 13D, on February 29, 2016 by Amendment No. 19 to Schedule 13D, on April 26, 2016 by Amendment No. 20 to Schedule 13D, on May 11, 2016 by Amendment No. 21, on March 16, 2017 by Amendment No. 22 and on February 14, 2018 by Amendment No. 23 (the Original 13D as so amended, the "Schedule 13D"), filed by Time Warner Inc., a Delaware corporation ("Time Warner"), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner ("TW Media"), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media ("TW Holdings B.V." and, together with Time Warner and TW Media, the "Reporting Persons").  This Amendment No. 24 relates to the Class A Common Stock, par value $0.08 per share (the "Class A Common Stock"), of Central European Media Enterprises Ltd., a Bermuda company (the "Issuer") with its principal executive offices at O'Hara House, 3 Bermudiana Road, Hamilton, Bermuda.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 24, items in the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

On April 25, 2018, TW Holdings B.V. exercised the Unit Warrants to acquire 46,822,524 shares of Class A Common Stock, the Private Placement Warrants to acquire 24,104,472 shares of Class A Common Stock and the Initial Warrants to acquire 6,300,000 shares of Class A Common Stock held by it, each with an exercise price of $1.00 per share, in accordance with their applicable terms for an aggregate purchase price of $77,226,996 and acquired 77,226,996 shares of Class A Common Stock.

On April 25, 2018, Time Warner exercised the Initial Warrants to acquire 23,700,000 shares of Class A Common Stock held by it, with an exercise price of $1.00 per share, in accordance with its terms for an aggregate purchase price of $23,700,000 and acquired 23,700,000 shares of Class A Common Stock.

The funds used to purchase the shares of Class A Common Stock pursuant to the exercise of the Unit Warrants, Private Placement Warrants and Initial Warrants were contributed from the working capital of Time Warner and TW Media.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

The purpose of the transaction described in Item 3 of Amendment No. 24 was to exercise "in-the-money" warrants held by the Reporting Persons prior to the May 2, 2018 expiration date of such warrants and to acquire additional equity of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) As of the close of business on April 25, 2018, the Reporting Persons beneficially owned 272,770,350 shares of Class A Common Stock (consisting of (y) 162,334,771 shares of Class A Common Stock (after giving effect to the exercise of the Unit Warrants, the Private Placement Warrants and the Initial Warrants on April 25, 2018), and (z) 110,435,579 shares of Class A Common Stock issuable as of April 23, 2018 upon the conversion of the Series B  Convertible Redeemable Preferred Shares (but not yet converted)), representing approximately 75.8% of the outstanding shares of CME Common Stock.  Excluding the Shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on April 25, 2018, the Reporting Persons beneficially owned approximately 65% of the outstanding shares of CME Common Stock.  As previously disclosed in Amendment No. 12 to Schedule 13D filed by the Reporting Persons on June 28, 2013, TW Holdings B.V. purchased 200,000 of the Series B Convertible Redeemable Preferred Shares on June 25, 2013. From and after June 25, 2016, TW Holdings B.V. may, at its option, convert the Series B Convertible Redeemable Preferred Shares into the number of shares of the Class A Common Stock determined by dividing (x) the accreted stated value of the Series B Convertible Redeemable Preferred Shares plus accrued and unpaid dividends by (y) the conversion price, which is currently approximately $2.42 following adjustments to the conversion price in connection with the issuance of the Unit Warrants, Private Placement Warrants and Initial Warrants.  The adjustments were made pursuant to the terms of the Certificate of Designation of the Series B Convertible Redeemable Preferred Shares. The initial stated value of the Series B Convertible Redeemable Preferred Shares accretes at an annual rate of 7.5%, compounded quarterly, from (and including) June 25, 2013 to (but excluding) June 25, 2016, and at an annual rate of 3.75%, compounded quarterly, from (and including) June 25, 2016 to (but excluding) June 25, 2018. The 75.8% of CME Common Stock that the Reporting Persons' beneficial ownership represents has been determined in accordance with Rule 13d-3, and thus was calculated by dividing (a) 272,770,350 shares of Class A Common Stock (the sum of the 162,334,771 shares of Class A Common Stock (after giving effect to the exercise of the Unit Warrants, the Private Placement Warrants and the Initial Warrants on April 25, 2018) and the conversion of the Series B Convertible Redeemable Preferred Shares (none of which has been converted by the Reporting Persons)) by (b) 360,084,112 shares of Class A Common Stock (the sum of (i) the 148,721,537 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding, both as of April 23, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed by the Issuer on April 26, 2018, plus (ii) 46,822,524 shares of Class A Common Stock issued under the Unit Warrants, plus (iii) 24,104,472 shares of Class A Common Stock issued under the Private Placement Warrants, plus (iv) 30,000,000 shares of Class A Common Stock issued under the Initial Warrants, plus (v) 110,435,579 shares of Class A Common Stock issuable as of April 23, 2018 upon the conversion of the Series B Convertible Redeemable Preferred Shares), and such calculation should not be read as an indication of the Reporting Persons intentions with respect to converting the Series B Convertible Redeemable Preferred Shares. None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C beneficially owns any shares of Class A Common Stock other than as set forth herein.

(b) As of the close of business on April 25, 2018, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 272,770,350 shares of Class A Common Stock.  Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies and the

110,435,579 shares of Class A Common Stock issuable as of April 23, 2018 upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 45.4% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event, based on the shares of Class A Common Stock outstanding as of April 23, 2018 and the Series A Convertible Preferred Stock.
 (c) Except as described in Item 6 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

(d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

Standing Proxies/Authorizations and Proxy Agreement

On April 25, 2018, each of Time Warner and TW Holdings B.V. granted each director of the Company who is "independent" (as determined under Part 229.407 of Title 17 of the United States of America Code of Federal Regulations) a standing proxy/authorization (the "TW Proxy" and "TW Holdings Proxy", as applicable, and collectively, the "Initial Proxies"), pursuant to which Time Warner and TW Holdings B.V. appointed such directors as its agent to vote the shares of Class A Common Stock covered by the applicable Initial Proxy (23,700,000 shares of Class A Common Stock, in the case of the TW Proxy, and 77,226,996 shares of Class A Common Stock, in the case of the TW Holdings Proxy)  at any general meeting of the Issuer in the same proportion as votes cast at such meeting in respect of shares not subject to the TW Proxy and TW Holdings Proxy.  The Initial Proxies remain effective for a period of one year, unless the applicable grantor and its affiliates cease to beneficially own a majority of the voting equity securities of the Issuer, in which case, the applicable Proxy terminates automatically.  The Initial Proxies do not apply to any general meeting that has been convened to vote on a Change of Control Event (as defined in the applicable Initial Proxy).  Time Warner and TW Holdings B.V. will retain their ability to vote the shares of Class A Common Stock covered by the TW Proxy and TW Holdings Proxy at any such meeting, subject to the terms of the Proxy Agreement (as defined herein).

On April 25, 2018, the Issuer entered into a letter agreement by and among the Issuer, Time Warner and TW Holdings B.V. (the "Proxy Agreement"), pursuant to which each of Time Warner and TW Holdings B.V. (i) agreed to enter into a new proxy in substantially the same form as the TW Proxy and TW Holdings Proxy, as applicable, with a term commencing on the expiration of the applicable Initial Proxy and ending one year from the date of such new proxy, and (ii) have the ability at their option to deliver to the Issuer a new proxy in substantially the same form as the TW Proxy and TW Holdings Proxy, as applicable, with a term commencing on the expiration of the applicable proxy delivered pursuant to clause (i) and ending one year from the date of such new proxy (the proxies referred to in clauses (i) and (ii), collectively, the "Additional Proxies"), and (iii) agreed not to revoke the Initial Proxies or Additional Proxies, as applicable, prior to the applicable date of expiration set forth therein.

In addition, pursuant to the terms of the Proxy Agreement, during the term of the Initial Proxies and the Additional Proxies, if a general meeting of the Issuer is convened to vote on a Change of Control Event, then with respect to any other matters voted on at such meeting that do not relate to the Change of Control Event, Time Warner and TW Holdings B.V. have agreed that the votes of the Class A Common Stock subject to the Initial Proxies or Additional Proxies, as applicable, will be cast to reflect the proportion of votes cast at such meeting excluding those with respect to the shares of Class A Common Stock that are subject to the Initial Proxies or Additional Proxies, as applicable.

Pursuant to the terms of the Proxy Agreement, TWX has agreed to indemnify the Issuer for certain third-party claims arising out of or in connection with the Proxy Agreement. The Proxy Agreement automatically terminates with respect to the Initial Proxies and Additional Proxies on the date the applicable proxy terminates in accordance with its terms.

The foregoing descriptions of the TW Proxy, the TW Holdings Proxy and the Proxy Agreement do not purport to be complete and are qualified in their entirety by reference to the TW Proxy, the TW Holdings Proxy and the Proxy Agreement, which are attached to this Amendment No. 24 as Exhibit 99.48, Exhibit 99.49 and Exhibit 99.50, respectively, and are incorporated by reference into this Item 6.

Amendments to the 2015 Third Party Credit Agreement and 2016 Third Party Credit Agreement

Third Amendment to 2015 Third Party Credit Agreement

On April 25, 2018, the Issuer entered into a third amendment (the "Third Amendment to the 2015 Third Party Credit Agreement") to the credit agreement, dated as of September 30, 2015, as amended by the First Amendment, dated as of February 19, 2016, and the Consent, Waiver and Second Amendment, dated as of June 22, 2017, with Time Warner, as guarantor, the lenders party thereto and BNP Paribas, as administrative agent, to amend the credit agreement to extend the maturity date of the term loans thereunder to November 1, 2021 (as so amended, the "2015 Third Party Credit Agreement").  The Third Amendment to the 2015 Third Party Credit Agreement became effective on April 26, 2018 upon the satisfaction of all the conditions to effectiveness thereunder. In connection with the Third Amendment to the 2015 Third Party Credit Agreement, the Issuer entered into unsecured interest rate hedge arrangements (the "2015 Extension Hedges") to protect the Issuer from changes in EURIBOR during the term of the maturity extension with respect to 100% of the principal amount of the loans under the 2015 Third Party Credit Agreement. Time Warner continues to guarantee, on an unconditional basis, the Issuer's obligations under the 2015 Third Party Credit Agreement and the 2015 Extension Hedges during the term of the maturity extension, and Historic TW Inc. ("Historic TW") continues to guarantee, on an unconditional unsecured basis, Time Warner's obligations under its guarantees. In addition, Home Box Office, Inc. ("HBO") and Turner Broadcasting System, Inc. ("Turner") continue to guarantee, on an unconditional and unsecured basis, Historic TW's obligations under its guarantees.

Second Amendment to 2016 Third Party Credit Agreement

On April 25, 2018, CME Media Enterprises, B.V. ("CME BV") entered into a second amendment (the "Second Amendment to the 2016 Third Party Credit Agreement") to the credit agreement, dated as of February 19, 2016, as amended by the Consent, Waiver and First Amendment, dated as of June 22, 2017, with the Issuer, as guarantor, Time Warner, as guarantor, the lenders party thereto and BNP Paribas, as administrative agent, to amend the credit agreement to, among other things, extend the maturity date of the term loans thereunder to April 26, 2023 (as so amended, the "2016 Third Party Credit Agreement").  The Second Amendment to the 2016 Third Party Credit Agreement became effective on April 26, 2018 upon the satisfaction of all the conditions to effectiveness thereunder. In connection with the Second Amendment to the 2016 Third Party Credit Agreement, CME BV entered into unsecured interest rate hedge arrangements (the "2016 Extension Hedges") to protect CME BV from changes in EURIBOR during the term of the maturity extension with respect to 100% of the principal amount of the loans under the 2016 Third Party Credit Agreement. Time Warner continues to guarantee, on an unconditional basis,

CME BV's obligations under the 2016 Third Party Credit Agreement and the 2016 Extension Hedges during the term of the maturity extension, and Historic TW continues to guarantee, on an unconditional unsecured basis, Time Warner's obligations under its guarantees. In addition, HBO and Turner continue to guarantee, on an unconditional and unsecured basis, Historic TW's obligations under its guarantees.

Amendment and Restatement of Revolving Loan Facility Credit Agreement

On April 25, 2018, the Issuer entered into an amendment and restatement agreement (the "Revolving Credit Amendment and Restatement Agreement"), between the Issuer, as borrower, and Time Warner, as administrative agent and lender, to amend and restate the revolving loan facility credit agreement, dated as of May 2, 2014, as amended and restated as of November 14, 2014, and as further amended and restated on February 19, 2016 (the revolving loan facility credit agreement, as so amended and restated by the Revolving Credit Amendment and Restatement Agreement, the "Amended and Restated Revolving Credit Agreement"), with Time Warner to, among other things, (i) extend the maturity date from February 19, 2021 to April 26, 2023, (ii) increase the Time Warner commitment from $50.0 million to $75.0 million, (iii) reduce the applicable interest rate margin for loans made thereunder to range from 3.25% to 6.25% per annum (in the case of Eurodollar loans) or 2.25% to 5.25% per annum (in the case of base rate loans), in each case, based on the Issuer's net leverage (subject to increase upon a Change of Control (as defined in the Amended and Restated Revolving Credit Agreement) of the Issuer), and require interest to be paid by the Issuer in cash only, (iv) terminate the applicability of the cashflow cover financial covenant, and extend and reset the remainder of the financial covenants through the maturity date, (v) provide that beginning with the date that is 365 days following a Change of Control, any outstanding loans will incur interest at a fixed interest rate margin equal to 10.0% per annum (in the case of Eurodollar loans) and 9.0% per annum (in the case of base rate loans), (vi) amend the "Permitted Refinancing Indebtedness" definition to, among other things, prohibit refinancings of the 2015 Third Party Credit Agreement,  the 2016 Third Party Credit Agreement, and the Amended and Restated Revolving Credit Agreement until April 26, 2020, and prohibit the refinancing of the indebtedness under the credit agreement, dated as of November 14, 2014, as amended by the First Amendment, dated as of March 9, 2015, the Second Amendment, dated as of February 19, 2016, the Third Amendment, dated as of June 22, 2017 and the Fourth Amendment, dated as of February 5, 2018, among the Issuer, Time Warner, as guarantor, the lenders party thereto and BNP Paribas, as administrative agent (the "2014 Third Party Credit Agreement"), and (vii) increase the "basket" sizes available under certain negative covenants. The Amended and Restated Revolving Credit Agreement became effective on April 26, 2018 upon the satisfaction of all conditions to effectiveness thereof set forth in the Revolving Credit Amendment and Restatement Agreement.

Amendment and Restatement of Reimbursement Agreement

On April 25, 2018, the Issuer entered into an amendment and restatement agreement (the "Reimbursement Agreement Amendment and Restatement Agreement"), among the Issuer, CME BV and Time Warner, as CME credit guarantor, to amend and restate the reimbursement agreement, dated as of November 14, 2014, as amended and restated on February 19, 2016 (the reimbursement agreement, as so amended and restated by the Reimbursement Agreement Amendment and Restatement Agreement, the "Amended and Restated Reimbursement Agreement"), with Time Warner to, among other things, (i) reduce the applicable guarantee fee "all-in" rate thereunder to range from, in the case of the guarantee in respect of the 2014 Third Party Credit Agreement and the 2015 Third Party Credit Agreement, 3.25% to 6.00% per annum, less the interest rate payable under the 2014 Third Party Credit Agreement or 2015 Third Party Credit Agreement, as applicable, or, in the case of the guarantee in respect of the 2016 Third Party Credit Agreement, 3.50% to 6.50% per annum, less the interest rate payable under the 2016 Third Party Credit Agreement, in each case, based on the Issuer's net leverage (subject to further decrease, in most cases by 50 basis points, upon certain deleveraging conditions and an increase of 350 basis points (subject to a cap of 10.0%) following a Change of Control (as defined in the Amended and Restated

Reimbursement Agreement) of the Issuer), and require the guarantee fees to be paid by the Issuer or CME BV, as applicable, in cash only, (ii) terminate the applicability of the cashflow cover financial covenant, and extend and reset the remainder of the financial covenants through the agreement termination date, (iii) provide that the previously agreed increase to the guarantee fee applicable following a Change of Control will begin with the date that is 365 days following a Change of Control, (iv) amend the "Permitted Refinancing Indebtedness" definition to, among other things, prohibit refinancings of the 2015 Third Party Credit Agreement, the 2016 Third Party Credit Agreement, and the Amended and Restated Revolving Credit Agreement until April 26, 2020, and prohibit the refinancing of the indebtedness under the 2014 Third Party Credit Agreement, and (v) increase the "basket" sizes available under certain negative covenants.  The Amended and Restated Reimbursement Agreement became effective on April 26, 2018 upon the satisfaction of all conditions to effectiveness thereof set forth in the Reimbursement Agreement Amendment and Restatement Agreement.

The foregoing descriptions of the Third Amendment to the 2015 Third Party Credit Agreement, the Second Amendment to the 2016 Third Party Credit Agreement, the Amended and Restated Revolving Credit Agreement, and the Amended and Restated Reimbursement Agreement do not purport to be complete and are qualified in their entirety by reference to the Third Amendment to the 2015 Third Party Credit Agreement, which is attached to this Amendment No. 24 as Exhibit 99.51, the Second Amendment to the 2016 Third Party Credit Agreement, which is attached to this Amendment No. 24 as Exhibit 99.52, the Revolving Credit Amendment and Restatement Agreement, which is attached to this Amendment No. 24 as Exhibit 99.53, the Reimbursement Agreement Amendment and Restatement Agreement, which is attached to this Amendment No. 24 as Exhibit 99.54, and in each case, are incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits
Exhibit	Description

99.48
Standing Proxy/Authorization, dated as of April 25, 2018, delivered by Time Warner to the Issuer (incorporated by reference to Exhibit 99.1 to the Quarterly Report on Form 10-Q filed by the Issuer on April 26, 2018).

99.49
Standing Proxy/Authorization, dated as of April 25, 2018, delivered by TW Holdings B.V. to the Issuer (incorporated by reference to Exhibit 99.2 to the Quarterly Report on Form 10-Q filed by the Issuer on April 26, 2018).

99.50
Letter Agreement, dated as of April 25, 2018, by and among Time Warner, TW Holdings B.V. and the Issuer (incorporated by reference to Exhibit 99.3 to the Quarterly Report on Form 10-Q filed by the Issuer on April 26, 2018).

99.51
Third Amendment, dated as of April 25, 2018, to the Credit Agreement, dated as of September 30, 2015, as amended by the First Amendment dated as of February 19, 2016, and the Consent, Waiver an Second Amendment dated as of June 22, 2017, among the Issuer, as borrower, Time Warner, as guarantor, the several banks and other financial institutions from time to time party thereto and BNP Paribas, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 26, 2018).

99.52
Second Amendment, dated as of April 25, 2018, to the Credit Agreement, dated as of February 19, 2016, as amended by the Consent, Waiver, and First Amendment dated as of  June 22, 2017, among CME BV, as borrower, the Issuer, as CME BV guarantor, Time Warner, as guarantor, the several banks and other financial institutions from time to time parties thereto and BNP Paribas, as administrative agent (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 26, 2018).

99.53
Amendment and Restatement Agreement, dated as of April 25, 2018, in respect of the Amended and Restated Revolving Loan Facility Credit Agreement, dated as of May 2, 2014, as amended and restated as of November 14, 2014 and on February 19, 2016, as amended, among the Issuer, as borrower, the lenders party thereto from time to time and Time Warner, as administrative agent (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on April 26, 2018).

99.54
Amended and Restatement Agreement, dated as of April 25, 2018, in respect of the Amended and Restated Reimbursement Agreement, dated as of November 14, 2014, as amended and restated as of February 19, 2016, as amended, among the Issuer, CME BV, and Time Warner, as CME credit guarantor (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 26, 2018).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2018

TIME WARNER INC.

By:	/s/ Olaf Olafsson
	Name:	Olaf Olafsson
	Title:	Executive Vice President, International &
Corporate Strategy

TW MEDIA HOLDINGS LLC

By:	/s/ Olaf Olafsson
	Name:	Olaf Olafsson
	Title:	President

TIME WARNER MEDIA HOLDINGS B.V.

By:	/s/ Stephen N. Kapner
	Name:	Stephen N. Kapner
	Title:	Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below.  Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, NY 10019.  Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Howard M. Averill	Executive Vice President and Chief Financial Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing & Communications
Karen Magee	Executive Vice President and Chief Human Resources Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy

Directors of Time Warner Inc.
Name	Principal Occupation	Business Address
William P. Barr	Former Attorney General of the United States	N/A
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media and entertainment)	N/A
Robert C. Clark	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue Cambridge, MA 02138
Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer SE (integrated multi-media company)	Axel Springer SE Axel-Springer-Strasse 65 10888 Berlin, Germany
Jessica P. Einhorn	Former Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Rock Creek Group 1133 Connecticut Ave, NW Washington, DC 20036
Carlos M. Gutierrez	Co-Chair, Albright Stonebridge Group (global strategy firm)	601 Thirteenth Street, NW 10th Floor Washington, DC 20005
Fred Hassan	Special Limited Partner, Warburg Pincus LLC (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432
Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	Main Street Advisors, Inc. 3110 Main Street, Suite 310 Santa Monica, CA 90405
Deborah C. Wright	Former Non-Executive Chairman, Carver Bancorp, Inc. (banking)	N/A

____________________
*   Citizen of the Republic of Iceland
 ** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below.  The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Howard M. Averill	Executive Vice President and Chief Financial Officer, Time Warner Inc.
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy, Time Warner Inc.

____________________
*   Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below.  Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 Avenue Charles de Gaulle, 92525
Neuilly-sur-Seine cedex, France
Manuel Urrutia**	Senior Vice President, International and Corporate Strategy, Time Warner Inc.	.
Stephen N. Kapner	Vice President and Assistant Treasurer, International, Time Warner Inc.

_________________
*    Citizen of France
**  Citizen of Colombia